

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Mr. Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 400
Seal Beach, California 90740

> **Re: Clean Energy Fuels Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your response dated November 16, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements for the Year Ended December 31, 2011, page 64

Notes to Consolidated Financial Statements, page 71

Note 18 Fair Value Measurements, page 103

1. We note your statement at the bottom of page 3 of your response that "we believe that since historical volatility is a calculation made based on a series of transactions in the underlying stock over time (rather than a transaction as of a point in time), in its own right it has no place in ASC 820's fair value hierarchy…".   We also note your statement in footnote (1) on page 4 of your response that "To the extent that a market participant uses historical volatility as an assumption, then it could be "promoted" from outside of the hierarchy to a Level 3 input as a market participant assumption. However, this would

rank below the Level 2 implied volatility from traded options." The meaning of your statements is unclear to us since ASC 820-10-55-22b specifically refers to historical volatility as being within Level 3 in the fair value hierarchy. Additionally, you previously indicated to us that your implied volatility assumptions were a Level 3 input, not a Level 2 input, due to the extrapolation to a longer term; therefore, it does not appear that historical volatility would be ranked below implied volatility in your circumstances. Please better explain to us the meaning of your previous statements.

2. You indicate in the first full paragraph on page 6 of your response that determining the volatility of your warrants by solely relying on implied volatility "… maximizes the use of observable inputs or market participant assumptions, prioritized according to the fair value hierarchy." The meaning of this statement is unclear to us as it appears to us that, in your circumstance, both implied volatility and historical volatility are at Level 3 in the fair value hierarchy. Please better explain to us the meaning of your previous statement.

3. You indicate in the third bullet point on page 4 of your response that the historical volatility of your common stock in the periods leading up to December 31, 2011 includes the credit crisis and its aftermath, which are not viewed as likely to recur, and that you believe a market participant would likely ignore that period when developing a warrant price. You also indicate that ASC 820 and ASC 718 require you to treat this period in your historical volatility differently. However, it is unclear to us that the accounting literature requires significantly different treatment of this period of extreme historical volatility. We note that ASC 718-10-55-35 states that the objective is to determine the assumption about expected volatility that market participants would be likely to use in determining an exchange price for an option. The guidance in ASC 718-10-55-35 through 55-41 states that for periods in which your share price was extremely volatile, due to a specific event which is not expected to recur during the expected or contractual term, you might disregard an identifiable time period in which the share price was extremely volatile due to this specific event. However, for periods where the share price was extremely volatile due to a general market decline, an entity might place less weight on its volatility during that time period because of possible mean reversion. We believe that under ASC 820 you would also adjust and/or weight your volatility assumptions for periods of extreme volatility in determining the historical volatility of your common stock. Please explain to us in better detail why you believe the treatment of periods of extreme volatility under ASC 718 versus under ASC 820 would differ such that it would produce the widely differing volatility ranges you identified for your employee stock options and your Series I Warrants. Given that both pieces of literature emphasize the views of market participants, please also explain whether you believe that market participant assumptions in ASC 718 are fundamentally different from those contemplated in ASC 820, and if so tell us why.

4. In light of the problems you have identified in using your historical volatility as an input in determining the expected volatility of your warrants, particularly due to the credit crisis and its immediate aftermath, please tell us why you applied a weighting factor of 75

percent to your blended historical volatility and 25 percent to implied volatility for purposes of determining the expected volatility of your employee stock options. Specifically address why you chose those particular weights for historical volatility versus implied volatility as opposed to other weighting schemes such as 25 percent historical volatility and 75 percent implied volatility.

5. Please explain in more detail how your blended historical volatility for purposes of valuing your employee stock options was derived. Specifically, please tell us how you determined and whether you adjusted or weighted the historical periods to derive blended historical volatility.

6. We note your statement on page 5 of your response that you utilized reasonably practicable variables such as the most actively traded options as of the valuation date with the longest maturities at or near the strike prices of the Series I warrants to synchronize variables between the traded options and Series I warrants. Please provide us with more detailed information about how you determined the subset of traded options you used in determining expected volatility of the Series I warrants.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief